Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2006 and 2005 and the consolidated statements of deficit, operations and cash flows for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

March 23, 2007

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated March 23, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

March 23, 2007

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

December 31	2006	2005
Assets
Current
Cash and cash equivalents	$1,252	$1,076
Accounts receivable	1,407	768
Inventories	5,738	90
Prepaid expenses	61	330
Assets held for sale (Note 12)	315	-
	8,773	2,264

Capital Assets and Mineral properties held for sale (Note 12)	11,449	-

Investment at cost (Note 1)	79	79
Capital assets (Note 2)	212	9,156
Mineral properties (Note 3)	10,943	10,839
	22,683	20,074
	$31,456	$22,338

Liabilities and Shareholders’ Equity
Current
Bank overdraft	$-	$197
Accounts payable	5,899	2,392
	5,899	2,589
Long term liability (Note 15)	46	-
Asset retirement obligation (Note 4)	811	377
Asset retirement obligation - held for sale (Note 4)	364	-
	7,120	2,966

Shareholders’ Equity
Share capital (Note 5 (b))	190,626	180,053
Contributed surplus (Note 5 (c))	989	923
Deficit	(167,279)	(161,604)
	24,336	19,372
	$31,456	$22,338

On behalf of the Board:

“ J Johnstone”

 Director

“F C Harvey”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

For the years ended December 31	2006	2005	2004
Deficit, beginning of year	($161,604)	($151,924)	($141,945)
Net (loss) for the year	(5,675)	(9,680)	(9,979)
Deficit, end of year	($167,279)	($161,604)	($151,924)

Consolidated Statements of Operations

(in thousands of Canadian dollars except share and per share amounts)

For the years ended December 31	2006	2005	2004

Revenue and operating costs
Revenue from sales	$13,586	$6	$3
Operating costs	8,661	757	469
Gross profit (loss)	4,925	(751)	(466)

Costs and expenses
General and administrative	2,007	3,001	1,984
Interest	54	1	16
Amortization	40	27	20
Other expense (income) (Note 8)	(143)	(32)	284
	1,958	2,997	2,304

Income (loss) before discontinued operations	2,967	(3,748)	(2,770)
Taxation	(652)	-	-
Income(loss) before discontinued operations	2,315	(3,748)	(2,770)

Discontinued operations (loss)	(7,990)	(5,932)	(7,222)
Net (loss)	($5,675)	($9,680)	($9,992)
Non-controlling interest (Note 13)	-	-	13
Net (loss) after discontinued operations and non-controlling interest	($5,675)	($9,680)	($9,979)
Net income(loss) per share (Note 7)
Basic and diluted from continuing operations	$0.005	($0.012)	($0.010)
Basic and diluted from discontinued operations	($0.018)	($0.019)	($0.024)
Basic and diluted for the year	($0.013)	($0.031)	($0.034)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended December 31	2006	2005	2004
Cash provided by (used in)

Operating activities
Income(loss) before discontinued operations	$2,315	($3,748)	($2,770)

Adjustments to reconcile net cash from operations (Note 9)	187	264	284

Changes in non-cash working capital balances (Note 9)	(644)	653	(44)

1,858	(2,831)	(2,530)

Investing activities
Expenditures on capital assets and mineral properties	(2,657)	(2,040)	(406)
Investment in Blanket Mine net of cash received on acquisition	(859)	-	-
	(3,516)	(2,040)	(406)

Financing activities
Bank overdraft	(197)	197	-
Issue of share capital net of issue costs	7,559	6,588	14,314
	7,362	6,785	14,314

Cash flow from discontinued operations
Operating activities	(4,560)	(4,064)	(5,680)
Investing activities	(922)	(3,244)	(3,407)
	(5,482)	(7,308)	(9,087)

Increase (decrease) in cash for the year	222	(5,394)	2,291
Cash and cash equivalents, beginning of year	1,076	6,470	4,179
Cash and cash equivalents, end of year	$1,298	$1,076	$6,470

Cash and cash equivalents at end of year relate to:
Continuing operations	1,252	2,004	6,470
Discontinued operations	46	(928)	-
	$1,298	$1,076	$6,470

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

( in thousands of Canadian Dollars)   December 31, 2006, 2005 and 2004

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

 The Company’s consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited ("Barbrook"), Blanket (Barbados) Holdings Limited (“Barbados”), Blanket Mine (1983) (Private) Limited (“Blanket”), Caledonia Holdings (Africa) Limited (“CHA”), Caledonia Holdings Zimbabwe Limited (“CHZ”), Caledonia Kadola Limited (“Kadola”), Caledonia Mining Services Limited (“CMS”), Caledonia Mining (Zambia) Limited (“CMZ”), Caledonia Nama Limited (“Nama”), Caledonia Western Limited (“Western”),Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling"), Fintona Investments (Proprietary) Limited (“Fintona”), Greenstone Management Services (Proprietary) Limited (“Greenstone”), and Maid O’ Mist (Proprietary) Limited (“MOM”).

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

( in thousands of Canadian Dollars)   December 31, 2006, 2005 and 2004

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, cash in transit at year end between Blanket Mine in Zimbabwe and Greenstone Management Services in South Africa and money market funds maturing in less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Investments

The market securities are recorded at cost, a declining value of market securities that is other than temporary would be recognised by writing down the investment.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

( in thousands of Canadian Dollars)   December 31, 2006, 2005 and 2004

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Discontinued Operations

During the fourth quarter of 2006 Barbrook Mine was subjected to illegal industrial action by employees of a labour broker. Due to the damage caused during and after the industrial action the mine was placed on care and maintenance. At a subsequent meeting of the board of Directors it was resolved that Barbrook Mine and Eersteling Gold Mine would be put up for sale.

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2006 and preceding years have been disclosed under discontinued operations.

Revenue from discontinued operations is $2,973 ($2,636 in 2005 and $838 in 2004) there is no tax applicable to discontinued operations.

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognised based on the fair value of the assets.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

( in thousands of Canadian Dollars)   December 31, 2006, 2005 and 2004

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method as described above. Included in the statement of operations is an exchange gain of $291 relating to the translation of Blanket Mine.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Change in Accounting Policies

There have been no changes in accounting policy during the current or preceding years.

1.

Investment at Cost

On May 9, 2002, the Company participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) in an amount of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.  Motapa Diamonds Inc. is participating in a strategic alliance with the Company on the Mulonga Plain diamond exploration project in Zambia. The market value of the shares as at December 31, 2006 is $26 ($25 in 2005) . Motapa Diamonds has a portfolio of diamond exploration projects in Africa.

Blanket Mine is the owner of Old Mutual shares acquired via the �emutualization. They were issued and are reflected at Nil cost. The market value at December 31, 2006 is $84.

2.

Capital Assets

		2006
	Cost (1)	Accumulated Amortization	Net Book Value
Land – plant sites	$12	$-	$12
Plant and equipment
- producing (2)	25	1	24
- non-producing (3)	299	299	-
Office equipment	868	823	45
Vehicles	386	255	131
	$1,520	$1,308	$212

          2005

	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,541	$ -	$1,541
Plant and equipment
- producing (2)	7,591	957	6,634
- non-producing (3)	747	-	747
Office equipment	934	831	103
Vehicles	451	320	131
	$11,264	$2,108	$9,156

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment in 2006 relates to Blanket Mine and in 2005 relates to the Barbrook operation.

(3)

The net book value of non-producing plant and equipment at December 31, 2005 represents Eersteling.

The recoverability of the carrying amount of the Barbrook and Eersteling capital assets is dependent upon the company receiving binding offers of purchase that exceed the carrying value.  As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

3.

Mineral Properties

		2006
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Blanket, Zimbabwe - gold property	$4,317	$2	$4,315
Non-producing - exploration:
Rooipoort , South Africa	4,131	-	4,131
Nunavut, Canada	750	-	750
Goedgevonden, South Africa	79	-	79
Nama, Zambia	624	-	624
Mulonga, Zambia	1,044	-	1,044
	$10,945	$2	$10,943

		2005
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$6,675	$1,338	$5,337
Non-producing – care and maintenance:
Eersteling, South Africa - gold property	-	-	-
Non-producing - exploration:
Rooipoort and Roodepoort, South Africa	3,324	-	3,324
Nunavut, Canada	750	-	750
Goedgevonden, South Africa	37	-	37
Zambia	1,391	-	1,391
	$12,177	$1,338	$10,839

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

The Company has entered into strategic alliances with third parties on a Canadian property and a Zambian property valued at $750 and $1,044 respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties.

The recoverability of the carrying amount of the Canadian, South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

4.

Asset Retirement Obligation

	2006	2005
Opening balance	$377	$-
Accretion expense	20	-
Foreign exchange loss (gain)	(33)	-
Closing balance – held for sale	364	-
Continuing operation assumed	750	423
Accretion expense	61	22
Foreign exchange loss (gain)	-	(68)
Closing balance – continuing operations	$811	$377

The asset retirement obligations relate to Blanket Mine, Barbrook Gold Mine and Eersteling Gold Mine and are estimates of costs of rehabilitation at the end of the mine life, adjusted annually for accretion expense at a rate of 5%.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance, December 31, 2003	252,274,997	$159,151
Issued pursuant to private placements	45,388,175	13,392
Warrants exercised	3,449,114	761
Balance, December 31, 2004	301,112,286	$173,304
Issued pursuant to private placements	52,738,888	4,733
Warrants exercised	16,863,962	2,016
Balance, December 31, 2005	370,715,136	$180,053
Issued pursuant to private placement	15,437,626	1,475
Issued pursuant to a private placement	34,828,259	3,924
Issued pursuant to acquisition	20,000,000	3,014
Issued pursuant to a private placement	17,000,000	2,160
Balance,December 31 , 2006	457,981,021	$190,626

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

(1)

During the first half of 2004, Caledonia raised a gross amount $14,978 from a private placement by the issuance of 45,388,175 units consisting of one common share and one-half common share purchase warrant.  Each unit is priced at $0.33 per unit and the common share purchase warrants are exercisable for one common share at $0.55 per whole warrant for a period of eighteen months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold.  The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.  A total of 4,538,818 agent compensation warrants were issued at an assigned value of $161.  Cash commissions and expenses paid amounted to $1,425..

(2)

In June 2005, Caledonia successfully listed on the London Stock Exchange’s Alternative Investment Market (“AIM”) and placed a small float of shares into the AIM market in conjunction with a financing.  The financing on AIM raised a gross amount $3,534 from the issuance of 34,888,888 units consisting of one common share priced at $0.10.  Commissions and expenses paid amounted to $508 and have been charged to share capital in 2005.

(3)

In September 2005, the warrants previously issued in 2004 were re-priced to $0.11 with the date of expiry extended to October 31, 2005.  As at that date, 16,863,962 warrants were exercised for gross proceeds of $1,855 while the remaining expired (see 5 (d) below).

(4)

During December 2005, the Company commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings (see Note 14 below).  A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

(5)   In April 2006 the company commenced a private placement to raise additional funds. This placement raised $3,924 after expenses from the sale of 34,828,259 units.  Each unit consists of one common share and one share purchase warrant.

As part of the settlement of the purchase price for the acquisition of Blanket Mine 20,000,000 common shares were issued to Kinross Gold Corporation.

In July 2006 the company completed a private placement to raise additional funds. This placement of 17,000,000 units, each consisting of one common share and one share purchase warrant, was completed in July 2006 and raised $2,160 after expenses.

(6)

The fair value of the broker warrants noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Risk-free interest rate	-	-	2.25%
Expected dividend yield	-	-	nil
Expected stock price volatility	-	-	64-65%
Expected option life in years	-	-	1

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at December 31, 2006, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
803,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
610,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014
4,000,000	$ 0.110	February 15, 2015
1,000,000	$ 0.140	July 10, 2010
450,000	$0.125	May,11,2016
17,238,000

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2006, 2005 and 2004 are as follows:

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2003	11,898,700	$0.26
Granted	1,210,000	$0.26
Options outstanding at December 31, 2004	13,108,700	$0.26
Granted	5,000,000	$0.12
Cancelled or expired	(1,210,700)	($0.43)
Options outstanding at December 31, 2005	16,898,000	$0.21
Granted	450,000	$0.13
Cancelled or expired	(110,000)	($0.27)
Options outstanding at December 31, 2006	17,238,000	$0.21
Options exercisable at December 31, 2006	17,238,000	$0.21

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2006 there are 8,091,325 stock options available to grant.

Effective January 1, 2003, the Company commenced recording compensation expense on a prospective basis in the Consolidated Statements of Operations for stock options granted to directors, officers, employees, consultants and service providers using the fair value method.  During 2006, stock option expense of $81 for the grant of 450,000 options was charged to expense and credited to contributed surplus (2005 - $283 for 5,000,000; 2004 - $195 for 1,210,000;).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

The continuity of contributed surplus is as follows:

Amount
Closing balance December 31,2003	$285
Stock options granted	195
Closing balance December 31, 2004	480
Stock options granted	283
Compensation warrants expired	160
Closing balance December 31, 2005	923
Stock options granted and vesting	81
Options cancelled	(15)
Closing balance December 31, 2006	$989

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Risk-free interest rate	3 - 4%	2.25%	2.25%
Expected dividend yield	nil	nil	nil
Expected stock price volatility	70-78%	73-100%	100-113%
Expected option life in years	3-5	2-3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2006:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
85,115,885	1 for 1	Various from $0.15 to $0.20	Various to December 28, 2007

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Validity
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008
22,890,000	Common share purchase warrants	$0.15	Until April 28, 2007
9,748,259	Common share purchase warrants	$0.15	Until May 12, 2007
2,190,000	Common share purchase warrants	$0.18	Until May 12, 2007
17,000,000	Common share purchase warrants	$0.16	Until July 27, 2007

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2003	15,449,114
Issued pursuant to private placements	22,694,091
Issued to Broker	4,538,818
Exercised	(3,449,114)
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885

6.

Income Taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2006	2005	2004
Income tax rate	36.12%	36.12%	36.12%
Income taxes at statutory rate	$1,072	$(1,354)	$(1,001)
Tax rate difference	(167)	67	13
Foreign currency difference	(28)	246	283
Permanent differences	170	50	70
Losses expired	-	3,681	1,072
Change in tax rate	847	-	175
Change in Valuation allowance	(1,242)	(2,690)	(612)
Income tax expense	$652	$-	$-

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

The following table reflects future income tax assets and liabilities

	2006	2005	2004
Loss carry forwards	$10,009	$10,066	$12,756
Unrealized foreign exchange	(857)	-	-
Capital assets	(328)	-	-
Valuation allowance	(8,824)	(10,066)	(12,756)
	$-	$-	$-

The corporation has available tax losses for Canadian income tax purposes of approximately $30,598

(2005 - $28,085 and 2004 - $35,203) which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
2026	$1,580
2015	1,863
2014	1,583
2010	18,984
2009	3,611
2008	142
2007	628
No expiry	2,207
$30,598

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered more likely than not.

The Company also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains.

The Company also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	$7,560
Foreign exploration and development expenses	$1,812

7.

Net Income/(Loss) Per Share

The net basic income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 423,838,628 (2005 -313,565,142; 2004 – 289,843,080;).  Fully diluted income/(loss) per share has also been calculated only for 2006 as the group achieved a profit before discontinued operations, the earnings per share have been calculated using a fully diluted number of common shares outstanding during 2006 of 425,984,395. Fully diluted earnings per share has not been calculated for previous years as it would be anti-dilutive.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

8.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2006	2005	2004

Investment income	-	($55)	($152)
Foreign exchange (gain)loss	(143)	50	513
Other	-	(27)	(77)
	($143)	($32)	$284

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2006	2005	2004
Amortization	$40	$27	$20
Provision for site restoration	81	22	69
Net Option expenses	66	283	195
Blanket long term liability	(35)	-	-
Other	35	(68)	-
	$187	$264	$284

The net changes in non-cash working capital balances for operations are as follows:

	2006	2005	2004
Accounts payable	$1,400	$662	$51
Accounts receivable	1,200	150	24
Inventories	(3,263)	-	1
Prepaid expenses	334	(159)	(18)
Assets held for sale	(315)	-	-
	($644)	$653	($44)

Supplemental cash flow Information:

	2006	2005(restated)	2004(restated)
Interest paid	$54	$1	$16
Tax paid	237	-	-
Non-cash Financing activities Blanket Acquisition	3,009	-	-

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

10.

Financial Instruments

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company’s assets and liabilities are denominated in South African rand and Zimbabwe dollars .  Fluctuations in the value of the currencies relative to the Canadian dollar could have a significant impact on the results of operations.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

	Pounds Sterling	US Dollars	Zimbabwe Dollars	SA Rands	Euro
Cash	-	298	145,595	352	-
Accounts Receivable	-	539	130,220	1,797	10
Accounts Payable	7	16	353,892	10,186	-

11.

Related Party Transactions

The Company had the following related party transactions:

	2006	2005	2004
Management, administrative services and benefits paid or accrued to a company which employs the Company’s President(1)	$534	$441	$225
Interest paid to the Company’s President(2)	-	-	127
Consulting fees accrued to the Chairman of the Board	44	275	-
Rent paid to a company owned by members of the President’s family	47	37	83
Legal fees paid to a company director	42	17	-
Interest paid to a company owned by members of the President’s family(3)	-	-	23
Sale of a motor vehicle to the President at a market-related price	-	-	114
Purchase of a motor vehicle from the President at a market-related price	-	-	16
Consulting fees paid to Directors of the Company	27	-	-

(1)

In prior years the President delayed submitting regular expense claims due to the Company’s cash situation. During 2004, all outstanding claims were submitted and the amount due, including interest at market-related rates, was paid to him.

(2)

In prior years’ office rental payable to a company owned by members of the President’s family was not always paid.  During 2004 all outstanding amounts were paid, including interest at market-related rates.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Company has the following related party balances:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

	2006	2005	2004
Included in accounts payable
- owing to a company that employs the Company’s President	$ -	$ -	$ -
- owing to the Corporation’s President	-	-	3
- owing to the Chairman of the Board for consulting fees	129	85	-
- owing to directors/officers for unpaid salaries, consulting and/or directors’ fees	193	137	-
- unsecured loan due to a shareholder	450	-	-

12.

Segmented Financial Information

The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Company’s operating segments have been identified based on geographic areas as follows:

		For the year ended December 31, 2006
	Corporate	Zimbabwe	South Africa	Zambia	Total
Revenue from sales	$8	$13,575	$3	-	$13,586
Operating costs	-	(8,210)	(451)	-	(8,661)
General and administrative	(1,787)	(11)	(209)	-	(2,007)
Interest	-	(54)	-	-	(54)
Amortization	-	(20)	(20)	-	(40)
Other income (expense)	(276)	292	128	(1)	143
Income (loss) for continuing operations	(2,055)	5,572	(549)	(1)	2,967
Discontinued operations (loss)	-	-	(7,990)	-	(7,990)
Income tax expense	-	(652)	-	-	(652)
Net income (loss) for the year	($2,055)	$4,920	($8,539)	($1)	$5,675
Identifiable assets – continuing operations	$965	$12,547	$4,521	$1,662	$19,695
Identifiable assets – discontinued operations Capital and Current assets	-	-	$11,764	-	$11,764
Expenditures on capital assets & mineral properties continuing operations	-	$1,998	$382	$277	$2,657
Expenditures on capital assets & mineral properties – discontinued operations	-	-	$922	-	$922

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

	For the year ended December 31, 2005
	Corporate	South Africa	Zambia	Total
Revenue from sales	-	$6	-	$6
Operating costs	-	(757)	-	(757)
General and administrative	(3,001)	-	-	(3,001)
Interest	-	(1)	-	(1)
Amortization	-	(27)	-	(27)
Other income (expense)	39	(7)	-	32
Income (loss) for continuing operations	(2,962)	(786)	-	(3,748)
Discontinued operations (loss)	-	(5,932)	-	(5,932)
Net income (loss) for the year	($2,962)	($6,718)	-	($9,680)
Identifiable assets – continuing operations	$2,095	$676	$1,384	$4,155
Identifiable assets – discontinued operations Capital and Current assets	-	$18,183	-	$18,183
Expenditures on capital assets & mineral properties continuing operations	-	-	$350	$350
Expenditures on capital assets & mineral properties – discontinued operations	-	$4,934		$4,934

	For the year ended December 31, 2004
	Corporate	South Africa	Zambia	Total
Revenue from sales	-	$3	-	$3
Operating costs	-	(470)	-	(470)
General and administrative	(1,676)	(308)	-	(1,984)
Interest	-	(16)	-	(16)
Amortization	-	(20)	-	(20)
Other income (expense)	6	(130)	(160)	(284)
Non-controlling interest	-	13	-	13
Income (loss) for continuing operations	(1,670)	(928)	(160)	(2,758)
Discontinued operations (loss)	-	(7,221)	-	(7,221)
Net income (loss) for the year	($1,670)	($8,149)	($160)	($9,979)
Identifiable assets – continuing operations	$7,234	$77	$1,090	$8,401
Identifiable assets – discontinued operations Capital and Current assets	-	$15,265	-	$15,265
Expenditures on capital assets & mineral properties continuing operations	-	$406	-	$406
Expenditures on capital assets & mineral properties – discontinued operations	$-	$3,407	$-	$3,407

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

13.

Acquisition of the Minority Interest of Eersteling Gold Mining Company Limited

On June 14, 2004, Eersteling Gold Mining Company Limited, a subsidiary of the Corporation acquired the remaining 3.6% minority shareholdings from the shareholders for a cash consideration of $26.  The transaction has been accounted for as a step-by-step acquisition by the Corporation, resulting in negative goodwill of approximately $746 which has been allocated on a pro-rata basis as a reduction of the non-monetary assets of the subsidiary.

14.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Company purchased 100% of the shares of Blanket, the Company agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2006 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Company and the Board of Directors of Blanket, have expressed their intention to delay the establishment of the required scheme pending the passing of anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws, when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

15.

Long Term Liability

The long term liability refers to a provision for the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established in 1975 to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision is built up by providing 15% of an employees basic salary per year up to a maximum of Z$5,000. The maximum payout to any employee is Z$5,000 (five thousand Zimbabwe Dollars) in terms of the current rules.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the company. The expense for the year, representing the required contributions in the year, was $13.

16.

Acquisition of Blanket Mine

During 2006 Caledonia Mining Corporation through its wholly owned subsidiary Caledonia Holdings (Africa) Limited purchased 100% of the shares in Blanket (Barbados) Holdings Limited (“Barbados”) from Kinross Gold Corporation.  “Barbados” owns 100% of the shares in Caledonia Holdings Zimbabwe Limited who owns 100% of the shares in Caledonia Mining Services (Private) Limited (dormant) and Blanket Mine (1983) (Private) Limited.

The effective date of the share sale agreement was April 1, 2006 but Caledonia Mining Corporation effectively only took control after payment of the purchase price and thus the Zimbabwe operations are consolidated into the results of Caledonia Mining Corporation from July 1, 2006.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

The purchase price consideration was made up of $1,120 (US$1,000) in cash and by the issue of 20,000,000 shares in Caledonia Mining Corporation at an assigned value of $3,009. This resulted in an effective purchase consideration of $4,129.

The allocation of the purchase price is presented in the abridged balance sheet below:

Current Assets	$4,548
Capital Assets and Mineral Properties	2,519
Total Assets	7,067

Current Liabilities	(2,107)
Other Long Term Liabilities	(831)
Total Liabilities	(2,938)

Total Purchase Consideration	$4,129

There are no unfinalized purchase price considerations.

17.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

18.

Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Mineral Properties

US GAAP requires that expenditures on mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)    Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No.  25 under which, no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. Effective January 1, 2003, the company has, for US reporting purposes, prospectively applied the fair-value recognition provisions of SFAS 123.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

(c)

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)

Marketable Securities

Under accounting principles generally accepted in Canada, unrealized gains and losses in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.  Under FAS 115 the Company is accounting for the marketable securities as available for sale.

(e)     Warrants

Under US GAAP the fair value of the warrants re-priced in Note 5(b)(5) are considered to be a benefit awarded to certain holders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model.  The assumptions used in the calculation are: Risk free interest rate – 2.77%; Expected dividend yield – nil; Expected stock volatility – 38%; Expected warrant life in years – 0.134.

(f)       Recently Issued United States Accounting Standards

(i) On February 15, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The FASB's stated objective in issuing this standard is as follows: "to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions."

A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments.

Statement 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157. The company did not elect to adopt this standard early.

(ii) FASB Statement No. 157, Fair Value Measurements, has been issued by the FASB. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Under Statement 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The company has not elected early adoption of this standard.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

(iii) On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB

Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The adoption of FIN 48 will not have an affect on the companys financial position or the results of operations.

(iv)On March 30, 2005, FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations - An Interpretation of FASB Statement No. 143, was issued. The FASB issued FIN 47 to address diverse accounting practices that developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. FIN 47 concludes that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. Originally, the FASB proposed guidance in FASB Staff Position (FSP) FAS 143-x, "Application of FASB Statement No. 143, The company recognises the fair value of retirement obligations as estimations are made and updated on a regular basis to ensure the liability is still valid.

(v) In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material affect on the Company’s financial position and results of operations.

(vi) In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has no defined benefit pension plans

The impact of the foregoing on the financial statements is as follows:

(a) Income Statement

	2006	2005	2004
Income/(Loss) for continuing operations per Canadian GAAP	$2,315	($3,748)	($2,757)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(659)	(2,040)	(406)
Net income (loss) from continuing operations	1,656	(5,788)	(3,163)
Loss from discontinued operations	(7,990)	(5,932)	(7,222)
Net income (loss)	(6,334)	(11,720)	(10,385)
Deemed Dividend	-	(171)	-
Net income (loss) available for common shareholders	($6,334)	($11,891)	($10,385)
Net income (loss)	($6,334)	($11,720)	($10,385)
Other comprehensive (loss)/gain	85	(18)	(36)
Total comprehensive loss	($6,249)	($11,738)	($10,421)
Basic and diluted income/(loss) per share continuing operations	$0.00	($0.02)	($0.01)
Basic and diluted income/(loss) per share discontinued operations	($0.02)	($0.02)	($0.03)
Basic and diluted income/(loss) per share for the year	($0.02)	($0.04)	($0.04)

(b) Balance Sheet

	2006	2005
Total assets per Canadian GAAP	$31,456	$22,338
Unrealised loss on marketable securities	31	(54)
Mineral properties with no proven reserves expensed	(5,352)	(4,693)
Total assets per US GAAP	$26,135	$17,591

Total liabilities per Canadian and US GAAP	$7,120	$2,966

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	$24,336	$19,372
Mineral properties with no proven reserves expensed	(5,352)	(4,693)
Accumulated other comprehensive income/(loss)	31	(54)
Shareholders’ equity per US GAAP	$19,015	$14,625

Total liabilities & shareholder’s equity per US GAAP	$26,135	$17,591

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2006, 2005 and 2004

(c) Cash Flow

2006		2005	2004
Cash provided by (used in)
Operating activities for continuing operations per Canadian GAAP	$1,858	($2,831)	($2,530)
Mineral properties expenditure by continuing operations	(659)	(2,040)	(406)
Operating activities per US GAAP	1,199	(4,871)	(2,936)
Investment activities for continuing operations per Canadian GAAP	(3,516)	(2,040)	(406)
Mineral properties expenditure	659	2,040	406
Investment activities per US GAAP	(2,857)	-	-
Financing Activities per Canadian and US GAAP	7,362	6,785	14,314
Increase (decrease) in cash for continuing operations	5,704	1,914	11,378
Operating activities for discontinued operations per Canadian GAAP	(4,560)	(4,064)	(5,680)
Investment activities for discontinued operations per Canadian and US GAAP	(922)	(3,244)	(3,407)
Increase (decrease) in cash for the year	222	(5,394)	2,291
Cash and cash equivalents, beginning of year	1,076	6,470	4,179
Cash and cash equivalents, end of year	$1,298	$1,076	$6,470